Exhibit 99.1

AGM Group Holdings Inc. Announces Strategic Partnership with HashBeaver to Drive Blockchain and AI Innovation

Beijing, Feb. 28, 2025 (GLOBE NEWSWIRE) -- AGM Group Holdings Inc. (“AGM Holdings” or the “Company”) (NASDAQ: AGMH), an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment, announced today a strategic partnership agreement (the “Agreement”) with HashBeaver, a cloud mining platform in the digital currency financial sector. This collaboration aims to join AGM Holdings’ mining resources in Canada alongside HashBeaver’s expertise in computing power services to advance innovations in Bitcoin mining and artificial intelligence (“AI”) services.

The partnership marks a pivotal step in AGM Holdings’ strategy for sustainable growth and technological leadership. By integrating AGM Holdings’ robust infrastructure with HashBeaver’s innovative cloud mining solutions, the collaboration will focus on 1) increasing the scale and efficiency of Bitcoin mining operations; 2) developing AI-driven blockchain solutions; and 3) promoting sustainable and transparent practices within the industry.

Pursuant to the Agreement, AGM Holdings and HashBeaver agree to harness AGM Holdings’ abundant mining resources in Canada to support large-scale Bitcoin mining initiatives. The partnership also plans to expand HashBeaver’s cloud computing capabilities to meet growing demand for sustainable and efficient solutions. Furthermore, the two companies aim to develop innovative AI and blockchain applications for diverse industries.

Preliminary estimates suggest that the partnership could generate over 2 Exahash (EH)/s of additional computing power, significantly boosting both companies’ operational capacity.

Dr. Zhu Bo, CEO of AGM Holdings, commented, “This partnership represents a significant milestone in AGM’s journey towards sustainable growth and innovation. By collaborating with HashBeaver, we believe we are well poised to deliver groundbreaking solutions in blockchain and AI, creating substantial value for both our shareholders and clients.”

Harry Li, CEO of HashBeaver, added, “We are excited to join forces with AGM Holdings to enhance our cloud mining offerings and drive technological advancements in the blockchain space. This partnership will unlock new opportunities and fuel exceptional growth in the digital asset industry.”

About HashBeaver

HashBeaver is engaged in cloud mining services, dedicated to revolutionizing the digital currency landscape. The company provides solutions for digital asset management, catering to both individual and institutional clients. As a recipient of strategic investment from MinerVa Semiconductor, a cryptocurrency mining hardware manufacturer, HashBeaver continues to push the boundaries of innovation in computing power services. HashBeaver’s mission is to build secure, transparent, and compliant blockchain infrastructures. Through its global operations and strong emphasis on sustainability, HashBeaver empowers clients to achieve efficient and profitable digital asset management.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented Application-Specific Integrated Circuit (ASIC) chips, the assembling and sales of high-end crypto miners for Bitcoin and other cryptocurrencies. For more information, please visit www.agmprime.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "approximates," "assesses," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM Group Holdings Inc.
Email: ir@agmprime.com
Website: http://www.agmprime.com

Ascent Investor Relations LLC
Tina Xiao
President
Phone: +1-646-932-7242
Email: investors@ascent-ir.com